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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
Morgans Hotel Group Co.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
61748W108

(CUSIP Number)
Robert S. Taubman
OTK Associates, LLC
200 E. Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48304
(248) 258-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 27, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	61748W108

1	NAMES OF REPORTING PERSON. OTK Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,500,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,500,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule is filed by OTK Associates, LLC (the “Reporting Person”). These Reporting Person expressly disclaim status as a
     “group” for purposes of this Schedule 13D.

Page 2 of 30 pages

CUSIP No. 61748W108
Item 1. Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share (“Common Shares”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 475 Tenth Avenue, New York, New York 10018.
Item 2. Identity and Background
     (a)-(c) This statement is being filed by OTK Associates, LLC, a Delaware limited liability company (“OTK”). OTK was formed under the laws of the State of Delaware and is an investment entity. OTK’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.
     (d)-(e) During the past five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) OTK is a limited liability company organized under the laws of Delaware.
     Item 3. Source and Amount of Funds or Other Consideration
     4,500,000 Common Shares were purchased by OTK for an aggregate consideration of approximately $68,400,000 of its working capital. OTK received funds through contributions of capital from its members.
Item 4. Purpose of Transaction
     The purpose of the filing is to report the purchase of shares of Common Stock in the open market for investment purposes.
     The Reporting Person intends to evaluate on an ongoing basis OTK’s investment in the Company and OTK’s options with respect to such investment. From time to time, the Reporting Person may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company including, without limitation, (i) to hold the Common Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Company’s securities) or (ii) to acquire beneficial ownership of additional securities of the Company in the open market, in privately negotiated transactions or otherwise.
     In connection with its evaluation, the Reporting Person may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other shareholders or third parties to indicate OTK’s views on issues relating to the strategic

Page 3 of 30 pages

CUSIP No. 61748W108
direction undertaken by the Company and other matters of interest to shareholders generally. As part of any such discussions, OTK may suggest changes in, or take positions relating to, the strategic direction of the Company as a means of enhancing shareholder value. Such suggestions or positions may be related to one or more of the transactions specified in clauses (a) through (j), below.
     OTK intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of the Company’s securities, subsequent developments concerning the Company, the Company’s business and prospects, other investment and business opportunities available to OTK, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Company or to sell any or all of the securities of the Company that it holds.
     Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) Based on information contained in the Company’s Prospectus, dated February 26, 2008, there were 32,063,086 Common Shares outstanding as of February 22, 2008. As of March 3, 2008, OTK beneficially owned 4,500,000 Common Shares, representing 14.0% of the Company’s outstanding Common Shares. OTK is managed by A. Alfred Taubman, Robert S. Taubman, Morton L. Olshan and Andrea L. Olshan, with actions taken and made by, or with the written consent of, one of the Taubmans and one of the Olshans. As a result the managers of OTK may be deemed to share voting and investment power over the Common Shares beneficially owned by OTK. Each of the managers disclaims beneficial ownership of the Common Shares beneficially owned by OTK and they expressly disclaim status as a “group” for purposes of this Schedule 13D.
     (b) OTK has sole voting and investment power over the 4,500,000 Common Shares reported above as beneficially owned by it. OTK is managed by A. Alfred Taubman, Robert S.

Page 4 of 30 pages

CUSIP No. 61748W108
Taubman, Morton L. Olshan, and Andrea L. Olshan, with actions taken and made by, or with the written consent of, one of the Taubmans and one of the Olshans. As a result the managers of OTK may be deemed to share voting and investment power over the Common Shares beneficially owned by OTK. Each of the managers disclaims beneficial ownership of the Common Shares beneficially owned by OTK and they expressly disclaim status as a “group” for purposes of this Schedule 13D.
     (c) Except for open market purchases of Common Shares by OTK as set forth below, no transactions in the Common Shares were effected by the Reporting Person, to the knowledge of the Reporting Person, during the 60 days prior to February 27, 2008 through March 3, 2008:

Shares	Average Price	Date
71,473	$12.3718	January 22, 2008
80,338	$12.7733	January 23, 2008
50,500	$14.4026	January 24, 2008
100,000	$14.9024	January 25, 2008
35,000	$14.9285	January 28, 2008
280,000	$15.1542	January 29, 2008
919,900	$14.7588	January 30, 2008
12,100	$14.8424	February 5, 2008
150,000	$14.9168	February 6, 2008
250,000	$15.2500	February 27, 2008
562,170	$15.3000	February 28, 2008
1,905,080	$15.6500	February 29, 2008
83,439	$15.3200	March 3, 2008
     (d) Other than the members of OTK, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by OTK.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     OTK is governed by a Limited Liability Company Agreement, effective January 22, 2008, as amended effective February 27, 2008, between its members, filed as Exhibit A to this Schedule 13D and incorporated by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit A – Limited Liability Company Agreement of OTK Associates, LLC, effective January 22, 2008, as amended effective February 27, 2008.

Page 5 of 30 pages

CUSIP No. 61748W108
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2008	OTK ASSOCIATES, LLC

	By:	/s/ MORTON L. OLSHAN
Morton L. Olshan
	Its:	Manager

	By:	/s/ ROBERT S. TAUBMAN

Robert S. Taubman
	Its:	Manager

Page 6 of 30 pages

EXHIBIT A
LIMITED LIABILITY COMPANY AGREEMENT
OF
OTK ASSOCIATES, LLC
Effective as of January 22, 2008

Page 7 of 30 pages

LIMITED LIABILITY COMPANY AGREEMENT
OF
OTK ASSOCIATES, LLC
     AGREEMENT made effective as of January 22, 2008, by and among O FAMILY BAYSHORE LLC (“Olshan”), with an office at c/o Mall Properties, Inc., 654 Madison Avenue, New York, New York 10065; and TAUBMAN INVESTMENTS LLC (“Taubman”), with an office at 200 East Long Lake Road, Bloomfield Hills, Michigan 48303 in connection with OTK ASSOCIATES, LLC (the “Company”), with offices at c/o Mall Properties, Inc, 654 Madison Avenue, New York, New York 10065 and at 200 East Long Lake Road, Bloomfield Hills, Michigan 48303, and such other matters as set forth herein. The parties hereto and such other persons who may from time to time become parties to this Agreement are sometimes hereinafter referred to as “Members.”
     NOW, THEREFORE, the parties hereto for good and valuable consideration, hereby agree as follows:
W I T N E S S E T H:
ARTICLE I
DEFINITIONS
     When used herein, the following terms shall have the following respective meanings:
     SECTION 1.1. “Adjusted Capital Contribution” shall mean the excess of (i) such Member’s aggregate Capital Contributions, over (ii) distributions to such Member under Section 4.4(a)(ii) and (iii) and Section 4.4(b)(ii) and (iii).
     SECTION 1.2. “Agreement” means this Limited Liability Company Agreement, as amended from time to time.
     SECTION 1.3. “Articles” shall mean the Certificate of Formation with respect to the Company as filed in the Office of the Secretary of State of the State of Delaware, as amended from time to time in accordance with this Agreement and applicable law.
     SECTION 1.4. “Capital Account” shall have the meaning set forth in Section 3.3.
     SECTION 1.5. “Capital Contributions” shall mean, with respect to any Member, the amount of cash and the fair market value of any property (other than cash) contributed to the Company.
     SECTION 1.6. “Capital Event” means (1) the financing or refinancing of any and all Company borrowings, (2) the sale, exchange, liquidation, or other disposition of, or any condemnation or casualty with respect to all or any part of the Company assets or properties, or (3) any similar event with respect to the assets or properties of the Company.

Page 8 of 30 pages

     SECTION 1.7. “Capital Item” means the net cash proceeds received by the Company from (1) the financing or refinancing of any and all Company borrowings, (2) the sale, exchange, liquidation, or other disposition of, or any condemnation award or casualty loss recovery with respect to all or any part of any Company assets or properties, or (3) the elimination of the necessity for any funded reserve in connection with any mortgage or debt financing.
     SECTION 1.8. “Code” or “I.R.C.” shall mean the Internal Revenue Code of 1986, as amended (or any provisions of succeeding law).
     SECTION 1.9. “Company” shall mean OTK ASSOCIATES, LLC, a limited liability company formed under the laws of the State of Delaware pursuant to the Articles and this Agreement, and any amendments thereto, and any successor limited liability company.
     SECTION 1.10. “Fiscal Year” shall mean the calendar year unless and until the Company shall elect a different year.
     SECTION 1.11. “Law” shall mean the Delaware Limited Liability Company Law, as amended from time to time.
     SECTION 1.12. “Majority-in-Interest of the Members” shall mean those Members whose aggregate share of the Membership Interests of the Company at any time constitutes more than fifty (50%) percent of the Membership Interests of the Company.
     SECTION 1.13. “Managers” mean initially Morton L. Olshan designated by Olshan and A. Alfred Taubman and Robert Taubman designated by Taubman, or their respective successors, as so designated as Managers.
     SECTION 1.14. “Member” shall mean the initial or any additional Members.
     SECTION 1.15. “Membership Interest” shall mean the percentage interest in the Company set forth opposite each Member’s name in Section 3.1, which includes but is not limited to, such share of the Profits and Losses and right to receive distributions, right to inspect the Company books and records and right to vote on matters on which the Members are entitled to vote under the Act (unless superseded by the terms of this Agreement, to the extent permitted by the Act) or this Agreement.
     SECTION 1.16. “Member Loan” shall mean any loan, advance, or other extension of credit to the Company by any Member or any affiliate of a Member, including all accrued but unpaid interest thereon.
     SECTION 1.17. “Member Nonrecourse Debt” or “Member Nonrecourse Liability” shall have the meaning ascribed thereto in Regulation §1.704-2(b)(4).
     SECTION 1.18. “Member Nonrecourse Debt Minimum Gain” shall have the meaning ascribed thereto in Regulation §1.704-2(i)(2) and be determined as provided in Regulation §1.704-2(i)(3).
     SECTION 1.19. “Member Nonrecourse Deductions” shall have the meaning ascribed thereto in Regulation §1.704-2(i)(1) and be determined as provided in Regulation §1.704-2(i)(2).

Page 9 of 30 pages

     SECTION 1.20. “Member Minimum Gain” shall have the meaning ascribed thereto in Regulation §1.704-2(b)(2) and be determined as provided in Regulation §1.704-2(d).
     SECTION 1.21. “Net Cash Flow” shall mean those funds of the Company which are available for distribution to the Members following (i) the payment of all expenses and obligations of the Company other than the unmatured portion of mortgages and other long-term debt (excluding Member Loans) and (ii) the establishment and/or funding of appropriate reserves as may be required by any trust indenture, loan agreement, or other obligation of the Company or as otherwise may be deemed appropriate by the Managers for taxes, debt payments, capital expenditures, maintenance, repairs, and other expenses or capital expenditures of the Company, and any contingencies or anticipated obligations.
     SECTION 1.22. “Net Profit” or “Net Loss” shall mean, for any Fiscal Year, the net income or net loss of the Company for such Fiscal Year, as the case may be, including any items that are separately stated for purposes of section 703(a) of the Code, as determined in accordance with Federal income tax principles, provided that any tax-exempt income and any amount paid or incurred to organize the Company (other than such amounts in respect of which an election is properly made under Section 709(a) of the Code) shall be taken into account. Notwithstanding anything contained herein to the contrary, any items which are specially allocated pursuant to Section 4.2 hereof shall not be taken into account in computing Net Profit or Net Loss.
     SECTION 1.23. “Nonrecourse Deductions” or “Company Nonrecourse Deductions” shall have the meaning ascribed thereto in Regulation §1.704-2(b)(1) and be determined as provided in Regulation §1.704-2(c).
     SECTION 1.24. “Nonrecourse Liability” shall have the meaning ascribed thereto in Regulation §1.752-1(a)(2).
     SECTION 1.25. “Recourse Liability” shall have the meaning ascribed thereto in Regulation §1.752-1(a)(1).
     SECTION 1.26. “Regulations” shall mean the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time.
     SECTION 1.27. “Tax Matters Partner” shall mean the Member designated the “tax matters partner” of the Company within the meaning of section 6231(a)(7) of the Code.
ARTICLE II
ORGANIZATION
     SECTION 2.1. Formation. The parties hereto approve the formation and agree to the continuation of the Company pursuant to the provisions of the Law, as the same is amended from time to time, for the purposes and upon the terms and conditions herein set forth. Each of the parties hereto and any additional member or successor-in-interest admitted to the Company in accordance with the terms hereof shall sometimes be referred to individually as “Member” and collectively as the “Members.”

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     SECTION 2.2. Name and Office. The name of the Company is OTK ASSOCIATES, LLC. The principal places of business and office of the Company shall be located at c/o Mall Properties, Inc., 654 Madison Avenue, New York, New York 10065 and at 200 East Long Lake Road, Bloomfield Hills, Michigan 48303. The Company may relocate its principal place of business or have such additional places of business as may be jointly determined from time to time by the Managers.
     SECTION 2.3. Purpose. The purpose of the Company shall be to (i) own, hold, manage, operate, and to act in all other respects as an owner, directly or indirectly, of Company property, businesses or investments and performing such other activities as may be necessary to or desirable in connection with the foregoing, and/or (ii) any other act or activity for which limited liability companies are otherwise not prohibited by the Act, all on the terms and conditions herein set forth and provided the same shall not be prohibited hereunder; provided that, notwithstanding the generality of the foregoing, any activity undertaken by the Company must be approved by the Managers on a case-by-case basis.
     SECTION 2.4. Term. The term of the Company commenced on the date the Articles were filed in the Office of the Secretary of State of the State of Delaware and shall continue until the Company is terminated pursuant to the provisions of this Agreement.
     SECTION 2.5. Registered Office and Registered Agent. The registered office of the Company shall be the office of the initial registered agent named in the Articles or such other office selected by the Managers from time to time. The registered agent of the Company is the initial registered agent named in the Articles or another person or persons selected by the Managers from time to time.
     SECTION 2.6. Foreign Qualification. The Company shall comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Managers determine is otherwise advisable, the Managers may execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.
ARTICLE III
MEMBERSHIP INTERESTS/CAPITAL CONTRIBUTIONS
     SECTION 3.1. Membership Interests. The Membership Interest of each Member shall be as follows:

Olshan	50%
Taubman	50%

100%

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     SECTION 3.2. Contributions. Each Member has agreed to contribute or caused to be contributed money or property to the Company aggregating in value the amount set forth opposite his or its name, as follows:

Olshan	$1,000
Taubman	$1,000

$2,000

     SECTION 3.3. Capital Accounts. A capital account (“Capital Account”) shall be established and maintained for each Member on the books of the Company, which account shall be credited with or increased by (1) the amount of money contributed by him to the Company, (2) the fair market value of property (as reasonably determined by the Managers) contributed by him to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (3) allocations to him of Company income and gain (or items thereof) and decreased by (i) the amount of money distributed to him by the Company, (ii) the fair market value of property (as reasonably determined by the Managers) distributed to him by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), (iii) allocations to him of expenditures of the Company not deductible in computing the Company’s taxable income and not properly chargeable to capital account as described in section 705(a)(2)(B) of the Code, and (iv) allocations of Company loss and deduction (or items thereof).
          (b) This Section and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation §1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulation. Therefore, notwithstanding anything contained herein to the contrary and in further defining the method in which the Capital Accounts of the Members shall be maintained by the Company as described herein, the Capital Accounts of the Members shall, in all events, be maintained in accordance with Regulation §1.704-1(b) and any optional charges, credits, or adjustments to the Capital Accounts of the Members which are provided for in such Regulation, including, but not limited to, revaluations of Company property pursuant to Regulation §1.704-1(b)(2)(iv)(f), and are otherwise proper under state law and this Agreement, and which are made by the Company shall be made with any and all correlative adjustments to the Capital Accounts of the Members required by Regulation §1.704-1(b).
          (c) If, in the opinion of counsel for the Company, the allocation provisions contained in this Agreement fail to comply with the Regulations under Section 704 of the Code, the Managers in their joint discretion may, but shall not be obligated to, propose amending this Agreement to make such allocation provisions consistent with such Regulations. Any such amendments proposed by the Managers will become effective if and when adopted by a Majority-in-Interest of the Members. If the Members reject the proposed amendment, the Managers jointly may, but shall not be obligated to, propose alternate amendments.
          (d) Upon the permitted transfer of all or part of a Membership Interest in the Company as provided in Article IX of this Agreement, the Capital Account of the transferor

Page 12 of 30 pages

Member attributable to the Membership Interest transferred shall carry over to the transferee Member, giving effect to any election under Section 754 of the Code and any termination of the Company pursuant to section 708 of the Code. This paragraph is intended to comply with Regulation §1.704-1(b)(2)(4)(l) and shall be construed and applied in accordance therewith.
     SECTION 3.4. Additional Capital Contributions. Additional capital, if deemed appropriate for Company purposes by the Managers, shall be contributed pro rata by the Members to the Company based upon their Membership Interests, within ten (10) days after receipt of written notice to the Members from either Manager. If any Member fails to contribute its pro rata share of any such additional capital (the “Non-Contributing Member”) (a) the amounts contributed by the other Member(s) (the “Contributing Member(s)”) shall not be credited to their Capital Accounts, but shall instead be deemed to be a Member Loan to the Company, and (b) the Contributing Member(s) shall have the option, but not the obligation, to make additional Member Loans in an amount equal to the Non-Contributing Member’s share(s) of such additional capital. All Member Loans shall bear interest, as to the applicable month, at the variable rate of interest published on the first business day of such calendar month by Citibank, N.A. as its “prime rate”, plus 5% per annum, but in no event at less than 12% per annum, compounded annually. Any payments made on a Member Loan shall first be applied against any accrued and unpaid interest, and the balance of such payments shall be applied against the outstanding principal balance(s) of such Member Loan.
     SECTION 3.5. No Right to Withdraw. Notwithstanding anything in the Law to the contrary, except as otherwise specifically permitted by this Agreement, no Member shall have the right or power (i) to withdraw as a Member of the Company prior to the dissolution and winding up of the Company or (ii) to have such Member’s Membership Interest redeemed or to receive any liquidation distribution prior to the dissolution and winding up of the Company.
ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS
     SECTION 4.1. Allocation of Profits and Losses. The Net Profit and Net Loss of the Company shall be determined for each Fiscal Year in accordance with the Company’s method of accounting for Federal income tax purposes. After giving effect to any special allocations required under Section 4.2, the Net Profit and Net Loss of the Company shall be allocated among the Members for tax purposes pro-rata in accordance with their respective Membership Interest. For purposes of determining allocations to the Capital Accounts of Members, references in the Code and Regulations to “partner”, “partners” and “partnership” shall be deemed to mean “Member”, “Members” and the “Company”, respectively.
     SECTION 4.2. Special Allocations. The following special allocations shall be made in the order and as provided in the Regulations:
          (a) Minimum Gain Chargebacks and Nonrecourse Deductions.
                    (i) Minimum Gain Chargeback. Except as otherwise provided in Regulation §1.704-2(f), if there is a net decrease in Company Minimum Gain for a Company taxable year, each Member shall be allocated items of Company income and gain for such year

Page 13 of 30 pages

and, if necessary, for succeeding years, equal to the total net decrease in Company Minimum Gain multiplied by the Member’s percentage share of the Company’s Minimum Gain at the end of the immediately preceding Company taxable year. In the case of a decrease in Company Minimum Gain resulting from a revaluation of Company property, each Member’s share of such decrease equals the increase in the Member’s Capital Account attributable to the revaluation to the extent the reduction in Company Minimum Gain is caused by the revaluation. This provision relating to Minimum Gain Chargebacks is intended to comply with Regulation §1.704-2(f) and shall be interpreted and applied consistently therewith. A Member’s share of Company Minimum Gain at the end of any Company’s taxable year shall be determined as provided in Regulation §1.704-2(g)(1). The net increase or net decrease in Company Minimum Gain for any Company taxable year shall be computed as provided in Regulation §1.704-2(d)(1).
                    (ii) Company Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Regulation §1.704-2(i)(4), if during a Company taxable year there is a net decrease in Member Nonrecourse Debt Minimum Gain, any Member with a share of the Member Nonrecourse Debt Minimum Gain as of the beginning of such year shall be allocated items of income and gain for the year and, if necessary, for succeeding years, equal to the Member’s share of the net decrease in the Member Nonrecourse Debt Minimum Gain. A Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain shall be determined in a manner consistent with Section 4.2 (a)(i) of this Agreement. This provision relating to Member Nonrecourse Debt Minimum Gain Chargebacks is intended to comply with Regulation §1.704-2(i)(4) and shall be interpreted and applied consistently therewith. A Member’s share of Member Nonrecourse Debt Minimum Gain at the end of any Company taxable year shall be determined in a manner consistent with Regulation §§1.704-2(g)(1) and (3). The net increase or net decrease in Member Nonrecourse Debt Minimum Gain for any Company taxable year shall be computed in a manner consistent with Regulation §1.704-2(d)(1).
               (iii) Company Nonrecourse Deductions. Company Nonrecourse Deductions shall be allocated to the Members in proportion to their respective Membership Interest. For purposes of determining a Member’s share of the Company’s “excess nonrecourse liabilities” within the meaning of Regulation §1.752-3(a)(3), the Member’s interest in Company profits shall be the same as his Membership Interest. The allocation of Company Nonrecourse Deductions is intended to satisfy the test provided in Regulation §1.704-2(e) for treating an allocation of Nonrecourse Deductions as in accordance with the members’ interests in a partnership.
               (iv) Member Nonrecourse Deductions. Member Nonrecourse Deductions attributable to a particular Member Nonrecourse Liability shall be allocated to the Member bearing the economic risk of loss for the liability as provided in Regulation §1.704-2(i)(1). The determination of which Member bears the economic risk of loss for a Member Nonrecourse Liability shall be made pursuant to Regulation §1.752-2.
               (v) Ordering Rules. Company losses and deductions and items of income and gain are treated as Member Nonrecourse Deductions or Company Nonrecourse Deductions or allocated as a Minimum Gain Chargeback or Member Nonrecourse Debt Minimum Gain Chargeback as provided in Regulation §1.704-2(j). In accordance with Regulation §1.704-2(j), allocations of Company Nonrecourse Deductions, Member Nonrecourse

Page 14 of 30 pages

Deductions, Minimum Gain Chargebacks, and Member Nonrecourse Debt Minimum Gain Chargebacks shall be made before any other allocations.
               (vi) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specifically allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the deficit in the Member’s Capital Account as quickly as possible, provided that an allocation pursuant to this Section 4.2(a)(vi) shall be made only if and to the extent that the Member would have a deficit Capital Account after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(a)(vi) was not in this Agreement.
               (vii) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of the amounts such Member is deemed to be obligated to restore pursuant to the penultimate sentence of Sections 1.704-2(g)(1) and 1.704(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.2(a)(vii) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IV have been made as if Sections 4.2(a)(vi) and (vii) were not in this Agreement.
          (b) Curative Allocations. The allocations set forth in Section 4.2(a) hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations will be offset with special allocations of other items of Company income, gain, loss, and deduction pursuant to this Section 4.2(b). Therefore, notwithstanding any other provisions of this Article IV (other than the Regulatory Allocations) governing the allocation of Company profits and losses, the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to the remaining provisions of this Article IV governing the allocation of Company profits and losses.
          (c) Section 704(c) Allocations.
               (i) In accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deductions with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take into account the difference between the adjusted basis of the property to the Company for Federal income tax purposes and the fair market value of the property at the time of contribution utilizing the method as determined appropriate by the Managers.
               (ii) If any Company property is revalued on the books of the Company and the Capital Accounts of the Members are adjusted as provided in Regulation §1.704-1(b)(2)(iv) (f), subsequent allocations of income, gain, loss, and deductions with respect to such

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property shall take account of any variation between the adjusted basis of the property for Federal income tax purposes and the fair market value of the property in the same manner as under Section 704(c) of the Code and the Regulations thereunder.
               (iii) Any elections or other decisions relating to allocations under this Section 4.2(c) shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.2(c) are made solely for tax purposes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of gains, profits, losses, other items, or distributions pursuant to any provision of this Agreement.
          (d) No Impermissible Deficits.
Notwithstanding any other provision of this Agreement, Net Loss shall not be allocated to a Member to the extent that the Member has, or would have, as a result of such allocation, a deficit balance Capital Account. Any Net Loss which otherwise would be allocated to a Member, but which cannot be allocated to such Member because of the application of the immediately preceding sentence, shall instead be allocated to the other Members.
     SECTION 4.3. Allocations Binding. Each Member is aware of the tax consequences of the allocations contained in this Article IV and hereby agrees to be bound by the provisions of this Article IV in reporting his or her share of Company income and loss for tax purposes.
     SECTION 4.4. Distributions.
          (a) Net Cash Flow. Except as otherwise provided in this Agreement or required by law, Net Cash Flow available for distribution shall be distributed to the Members in the following order and priority from time to time and in such amounts as the Managers shall determine:
               (i) first, in repayment of Member Loans proportionately in accordance with the outstanding balances thereof at the time of the distribution;
               (ii) second, to the Members with a positive Adjusted Capital Contribution, in accordance with their respective Adjusted Capital Contribution, until no Member has any positive Adjusted Capital Contribution balance; and
               (iii) the balance, if any, to the Members in accordance with their Membership Interest.
          (b) Capital Items. Capital Items shall be distributed to the Members in the following order and priority from time to time and in such amounts as the Managers shall determine:
               (i) first, in repayment of Member Loans proportionately in accordance with the outstanding balances thereof at the time of the distribution;
               (ii) second, to the Members with a positive Adjusted Capital Contribution, in accordance with their respective positive Adjusted Capital Contribution, until no Member has any positive Adjusted Capital Contribution balance; and

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               (iii) the balance, if any, to the Members in accordance with their Membership Interest.
     SECTION 4.5. Transfers of Membership Interests. If any Membership Interest is transferred in accordance with Article IX hereof by sale, assignment, operation of law, or in any other manner, or the Membership Interest of a Member varies during a taxable year, all items of income, gain, loss, deduction, and credit and all other items with respect to the interest so transferred shall be prorated between the transferor and the transferee(s), or between the varying Members, in accordance with the closing of the books method described in the Regulations promulgated under Section 706 of the Code with due regard to the results of Company operations or distributions before and after assignment and during the year, unless, in the case of a transfer, otherwise agreed by the transferor and transferee with the consent of the Managers.
ARTICLE V
RESERVED
ARTICLE VI
MANAGEMENT
     SECTION 6.1. Management.
          (a) Except as otherwise expressly provided in this Agreement, the management of the business and affairs of the Company shall be vested exclusively in the Managers, who agree to use their reasonable efforts to carry out the purposes and business of the Company pursuant to this Agreement and to devote to the Company’s business such time as reasonably shall be required, as each shall determine in their respective sole discretion, to effectively pursue such purposes. No salary or other compensation for services shall be payable by the Company to any Manager unless approved by a Majority-in-Interest of the Members.
          (b) Subject to the terms of this Agreement and to any limitations imposed by this Agreement or the law, including, without limiting the foregoing, the Law, all actions taken and decisions made by the Managers shall be taken and made by, or with the written consent of, both the Manager designated by Olshan (currently Morton L. Olshan) and one of the Managers designated by Taubman (currently A. Alfred Taubman and Robert Taubman), including but not limited to any action or decision to:
               (i) Sell, transfer, assign, convey, exchange, mortgage, or otherwise dispose of, or deal with all or any part of any of the assets or properties of the Company;
               (ii) In furtherance of the Company’s purposes and business, borrow money, whether on a secured or unsecured basis, refinance, recast, extend, compromise, or otherwise deal with any such loan, and, in connection therewith, issue evidences of indebtedness and secure the same by mortgages, deeds of trust, security agreements, or other similar documents affecting the assets or properties of the Company;

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               (iii) Operate and manage the Company, its assets and properties;
               (iv) Execute and deliver such documents on behalf of the Company as the Managers may deem necessary or desirable for the business of the Company, as applicable, including, without limitation, guaranties and indemnities;
               (v) Perform, or cause to be performed, all of the obligations of the Company, as applicable, under any agreement to which the Company is a party;
               (vi) Employ such managing or other agents, maintenance, administrative, or secretarial personnel, or other persons necessary for the operation and management of the Company, its assets and properties, including but not limited to persons or entities owned, controlled by or affiliated with any Manager;
               (vii) Retain, engage, and discharge brokers, attorneys, and accountants, to the extent such professional services are required during the term of the Company;
               (viii) Open and maintain bank accounts for the funds of the Company, as applicable;
               (ix) Purchase supplies or engage the services from, or otherwise deal with, any person, firm, corporation, or other entity related to or affiliated, directly or indirectly, with a Member; provided, however, that the compensation, price, or fee paid to, or terms of any dealings with, such person, firm, corporation, or entity in connection therewith are comparable and competitive with the compensation, price, fee, or terms which would result from a bona fide, arm’s-length transaction with an unaffiliated person;
               (x) Obligate the Company as a surety, guarantor or accommodation party to any obligation;
               (xi) Lend funds of the Company;
               (xii) Take legal action, or confess any judgment on behalf of the Company;
               (xiii) Enter into or sign any purchase commitment contract or other obligation or agreement on behalf of the Company;
               (xiv) Make any election for the Company which involves the accounting methods (including the fiscal year of such entity), or other decisions with respect to treatment of various transactions of the Company for Federal, State and/or local tax purposes;
               (xv) Approve any reserves for the Company;
               (xvi) Approve any call for additional capital contributions to the Company by its Members;
               (xvii) Make any distributions to the Members;

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               (xviii) File or cause the filing of, or consent to the filing of, any bankruptcy, insolvency or reorganization case or proceeding, institute, or caused to be instituted, any proceedings under any applicable insolvency law or otherwise seek any relief under any laws relating to the relief from debts or the protection of debtors generally;
               (xix) Seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official for the Company, or a substantial portion of any of its properties;
               (xx) Make, execute or deliver on behalf of the Company any assignment for the benefit of the creditors, or admit in writing the Company’s inability to pay its debts generally as they become due, or deliver on behalf of the Company any confession of judgment, guarantee, indemnity bond or surety bond; or
               (xxi) Merge, convert or consolidate the Company with or into another person (or engage the Company in any other transaction having the same effect);
               (xxii) Retain any third party advisors or consultants, such as investment bankers or public relations agents or representatives;
               (xxiii) Admit a new Member;
               (xxiv) Make or amend any filings with any governmental authority, including the Securities and Exchange Commission, or consent to or approve the disclosure of any names or the use of any document or other information in any such filing (provided that if Robert Taubman is acting as the Manager designated by Taubman, then his written consent, in addition to the written consent of the Manager designated by Olshan, shall be required in connection with any action or decision described in this Section 6.1(b)(xxiv));
               (xxv) Agree to, or take any action that would cause the Company to, become a member of a “group”, or require it to make any public filings (provided that if Robert Taubman is acting as the Manager designated by Taubman, then his written consent, in addition to the written consent of the Manager designated by Olshan, shall be required in connection with any action or decision described in this Section 6.1(b)(xxv));
               (xxvi) Issue any press releases or provide any public media with any document, statement, or information, or provide any document, statement, or information for public use with respect to or regarding the Company or any of its members (provided that if Robert Taubman is acting as the Manager designated by Taubman, then his written consent, in addition to the written consent of the Manager designated by Olshan, shall be required in connection with any action or decision described in this Section 6.1(b)(xxvi)); and
               (xxvii) do any act which is necessary or desirable to carry out any of the foregoing.
          (c) Each Manager shall be entitled to reimbursement of reasonable out-of-pocket expenses incurred by him or her in the pursuit of the Company’s business consistent with the provisions of this Agreement. Such reasonable expenses shall be deducted

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from the income of the Company in the same manner as any other operating expense in determining Net Profit or Net Loss.
     SECTION 6.2. Managers; Appointments; Successor.
          (a) Olshan hereby appoints Morton L. Olshan as its designated initial Manager and Taubman hereby appoints A. Alfred Taubman and Robert Taubman as its designated initial Managers.
          (b) Olshan and Taubman, as the case may be, at any time and from time to time and for any reason or no reason, may remove the Manager than acting as its designated Manager and designate a new Manager by providing written notice to the Company. If a designated Manager shall resign or otherwise fail, decline or cease to serve, whichever of Olshan or Taubman, as the case may be, designated such Manager may select and designate a replacement Manager by providing written notice to the Company.
          (c) The Managers shall not be liable for any error in judgment or mistake of law or fact or for any act or acts done or omitted to be done in good faith in the exercise of the powers and authority herein conferred upon him, but shall be liable only for his own willful misconduct or gross negligence.
     SECTION 6.3. Manager’s Standard of Care; Indemnification.
          (a) A Manager shall discharge such Manager’s duties to the Company and the other Members in good faith. In discharging his duties, a Manager shall be fully protected in relying in good faith upon such information, opinions, reports or statements from any professionals or others with expertise and who have been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets of the Company.
          (b) A Manager shall have no liability to the Company or to the other Members for any breach of his duties in accordance with the standard set forth in paragraph (a) above unless a judgment or other final adjudication adverse to the Manager establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such Manager or any of his affiliates personally gained in fact a financial profit or other advantage to which it was not legally entitled or that, with respect to a distribution the subject of Section 18-607 of the Law, his acts were not performed in accordance with the standards set forth above.
          (c) The Company shall indemnify and hold harmless, and advance expenses to, the Manager from and against any and all losses, liabilities, damages and expenses (including without limitation reasonable attorneys’ fees and disbursements) incurred by the Manager arising out of or in connection with any act performed or omitted on behalf of the Company or in furtherance of the Company’s interests; provided, however, that the Manager shall not be entitled to any such indemnification if a judgment (after final appeal or after expiration of the time for all appeals) or other final adjudication adverse to such Manager establishes (i) that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (ii) that he or she (or any of his or her affiliates) personally

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gained in fact a financial profit or other advantage to which he was not legally entitled. The satisfaction of any indemnification and any holding harmless shall be from and limited to Company property and the other Members shall not have any personal liability on account thereof. The payment of such expenses incurred by the Manager in advance of the final disposition of a proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of such Manager, to repay all amounts so advanced if it shall ultimately be determined that such Manager is not entitled to be indemnified under this Section or otherwise.
     SECTION 6.4. Outside Interests of Members and Managers. The Members acknowledge their awareness that each of the Members and/or the Managers (whether individually and/or as an officer, director, or stockholder of corporations and/or as a partner or co-venturer of partnerships and joint ventures and/or as an owner, member, or manager of limited liability companies and other business entities) now or in the future may own, operate, or otherwise become involved with other businesses and business activities, including without limitation business activities involving the ownership, leasing, and operation of real property interests. The Members agree that any of the foregoing shall not be deemed a breach of duty by a Member or Manager and shall not impose any greater or further obligation on him or it even though such other property or activity is or may be competitive with the Company, any of its assets or the business of the Company or any company or entity in which the Company has an interest. No Member need devote any of his time and attention to the operation of Company and any Member or the Manager may without accountability to any party and without any required consent whatsoever engage in any other business, profession, or other activity, whether or not competitive or similar to the operation of the Company or any company or entity in which the Company has an interest or any of its businesses. No Member or the Manager shall have any duty whatsoever, to offer any business, investment or other opportunity with or to the other Members or the Company. The Company and the Members hereby waive any and all rights and claims which they may otherwise have against the Managers or any other Member and their members, managers, officers, directors, shareholders, parties, agents, employees and affiliates as a result of any of such activities.
ARTICLE VII
COMPANY PROPERTY AND ACCOUNTS
     SECTION 7.1. Company Property. All business of the Company shall be conducted under the name of the Company and title to all property, both real and personal, of the Company shall be held in the name of the Company or a nominee employed by the Company for that purpose.
     SECTION 7.2. Bank Accounts. The Managers shall have authority to open bank accounts and designate signatories with respect thereto on behalf of the Company and may authorize agents and independent contractors of the Company to open such bank accounts as they shall deem necessary or desirable for the management and operation of the Company and the conduct of the business of the Company.
     SECTION 7.3. Books of Account. The Company shall keep complete and accurate books and financial records with respect to the Company business, in accordance with sound business practices. At least annually, the accounting firm of the Company shall compile the

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books of the Company, its balance sheet, and profit and loss statement. The books of account and all other records of the Company shall be maintained at the principal office of the Company or such other place as the Members may select. All Members and their duly authorized representatives shall have the right to examine the books of the Company at all reasonable business times upon reasonable advance notice.
ARTICLE VIII
FISCAL YEAR; TAX REPORTS
     SECTION 8.1. Fiscal Year. The Fiscal Year of the Company shall be the calendar year. The Company shall use reasonable efforts to cause its certified public accountant to prepare and send to each Member a Schedule K-1 within ninety (90) days after the end of each calendar year showing the amount of distributions, taxable income or tax loss, capital gain and capital loss, and other tax items, if any, distributed or allocated to such Member during such Fiscal Year and an annual report which shall include a balance sheet and a statement of taxable income or tax loss of the Company and such other information as the accountant may deem appropriate.
     SECTION 8.2. Tax Returns and Elections. (a) The Company’s Federal tax return shall be prepared by the Company’s certified public accountant as selected by the Managers.
          (b) All elections required or permitted to be made by the Company under the Code shall be made by the Managers in such manner as they believe will be most advantageous to a Majority-in-Interest of the Members based on any information which shall have been submitted to the Managers.
          (c) A Majority-in-Interest of the Members shall designate a “Tax Matters Partner” who shall be granted the power and authorized to act on behalf of the Company and its Members in connection with any tax examination conducted by the Internal Revenue Service (or any state or local taxing authority) with respect to returns filed by the Company. Upon the death, incapacity, resignation or removal by a Majority-in-Interest of the Members of the Tax Matters Partner, a successor Tax Matters Partner shall be designated by a Majority-in-Interest of the Members. Initially, Morton Olshan and Robert S. Taubman, together, shall be the Tax Matters Partners, who shall act together in connection with all actions taken and decisions made in such capacity.
ARTICLE IX
TRANSFER OF MEMBERSHIP INTERESTS
     SECTION 9.1. Transfer of Member’s Interest. Except as otherwise expressly permitted by this Agreement, no Member shall directly or indirectly, sell, assign, transfer, mortgage, or otherwise encumber or create a security interest in, or otherwise dispose of, his, her or its Membership Interest in the Company, or cause or suffer or permit any direct or indirect owner in such Member to do any of the same to be done with respect to a Member, except with the prior written consent of a Majority-in-Interest of the Members. Any sale, assignment, transfer, mortgage, encumbrance, or creation of any other security interest in or to such Membership

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Interest, directly or indirectly, or in a Member in violation of the provisions of this Agreement, shall be null and void and of no force or effect.
     SECTION 9.2. Permitted Transfers. Notwithstanding anything to the contrary elsewhere in this Agreement, any direct or indirect owner of a Member shall have the right to make transfers, directly or indirectly (each a “Permitted Transfer”) of all or a portion of his, her or its interest in such Member (in one or more transfers), subject to all of the provisions of this Agreement, to: (a) the spouse or descendants of Morton L. Olshan and/or A. Alfred Taubman, outright or in trust; or (b) a partnership (general or limited), corporation or limited liability company in which Morton L. Olshan and/or A. Alfred Taubman, as the case may be, his respective spouse and/or descendants (or any trust of which any of such persons are the sole beneficiaries) are the sole owners; or (c) a trust established for the sole benefit of a spouse of a descendant of Morton L. Olshan and/or A. Alfred Taubman, provided that (i) such trust terminates upon or prior to the death of such spouse, at which time the assets of such trust are distributable to one or more of the individuals or entities listed in subsections (a) or (b) of this Section 9.2, and (ii) one of the Trustees of such trust is, at all times, Morton L. Olshan, A. Alfred Taubman, or the spouse or a descendant of Morton L. Olshan and/or A. Alfred Taubman; or (d) any personal representative, estate or executor under any will of such individual owner, or pursuant to the laws of interstate succession, so long as the final recipient from any personal representative, estate or executor under any will, or pursuant to the laws of interstate succession, is one or more of the individuals or entities listed in subsections (a), (b), or (c) of this Section 9.2 (each a “Permitted Transferee”), without the prior written consent of a Majority-in-Interest of the Members provided each such Permitted Transferee shall execute a written agreement to be bound by this Agreement and that its direct or indirect interest acquired in such Member is subject to the terms of this Agreement, and shall deliver same to the Company.
     SECTION 9.3. Restraining Order. In the event that any Member shall at any time transfer or attempt to transfer, directly or indirectly in such Member or its Membership Interest in violation of the provisions of this Agreement and any rights hereby granted, any such transfer shall be void ab initio and shall not bind the Company. Furthermore, any other Member, in addition to all rights and remedies at law or in equity, shall be entitled to a decree or order restraining and enjoining such transfer and the offending Member shall not plead in defense thereto that there would be an adequate remedy at law, it being hereby expressly acknowledged and agreed that damages at law would be an inadequate remedy for a breach or threatened breach or violation of the provisions concerning any transfer of a Membership Interest set forth in this Agreement.
ARTICLE X
LIABILITY OF MEMBERS TO THE COMPANY; INDEMNIFICATION
     SECTION 10.1. Liability of Members. Except in case of gross negligence or willful misconduct, the doing of any act or the failure to do any act by any of the Members resulting in any loss or damage to the Company shall not subject a Member to any liability to the other Members of the Company.
     SECTION 10.2. Indemnification. The Company shall indemnify and hold harmless the Members and their employees, agents, and legal representatives against any and all claims,

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actions, demands, losses, costs, expenses (including reasonable attorney’s fees), damages, loss, and threat of loss as a result of any claim or legal proceeding related to the performance or nonperformance of any act concerning the activities of the Company, if done pursuant to the advice of legal counsel, or if done in good faith to promote the best interests of the Company, and shall not subject a Member to any liability to the other Members of the Company, provided, however, the party against whom the claim is made or legal proceeding is directed must not have been guilty of gross negligence or willful misconduct.
ARTICLE XI
TERMINATION
     SECTION 11.1. Termination.
          (a) Unless earlier terminated pursuant to the provisions of this Agreement, the Company shall continue until all of the Company’s assets or properties have been sold, disposed of, or abandoned.
          (b) The Company shall be dissolved upon the written consent or affirmative vote of a Majority-in-Interest of the Members.
          (c) The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of any Member, shall not cause the Company to dissolve, and the Company shall continue notwithstanding the occurrence of any of the foregoing events, unless a Majority-in-Interest of the Members agree to dissolve the Company.
     SECTION 11.2. Liquidation Distribution.
          (a) The proceeds of sale of all the assets of the Company which results in a termination of the Company under this Article shall be applied and distributed as follows and in the following order of priority:
               (i) To the payment of the debts and liabilities of the Company, including Member Loans, and the expenses of liquidation;
               (ii) To the setting up of any reserves which the Managers shall determine to be reasonably necessary for contingent, unliquidated, or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. Such reserves may, in the discretion of the Managers, be paid over to a national bank or national title company selected by the Managers and authorized to conduct business as an escrowee, to be held by such bank or title company as escrowee for the purposes of disbursing such reserves to satisfy the liabilities and obligations described above, and at the expiration of such period as the Managers may reasonably deem advisable, distribute any remaining balance in the manner set forth below;
               (iii) To the Members with a positive Adjusted Capital Contribution, in accordance with their respective Adjusted Capital Contribution, until no Member has any positive Adjusted Capital Contribution balance; and

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               (iv) The balance, if any, to the Members in accordance with their Membership Interests.
          (b) No payment or distribution in any of the foregoing categories shall be made until all payments in each prior category shall have been made in full. If the payments due to be made in any of the foregoing categories exceed the remaining assets available for such purpose, such payment shall be made to the persons entitled to receive the same pro rata in accordance with the respective amounts due them. Payments described above may be made in cash or in assets of the Company in kind. Any asset distributed in kind shall be valued at its fair market value (as determined by the Managers) and for all purposes of this Agreement shall be treated as if such asset had been sold at such value and the cash proceeds therefrom distributed to the Members. If the Managers cannot agree upon such fair market value, the same shall be determined by appraisal made by an independent appraiser selected by the Managers and paid by the Company.
          (c) A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Managers to minimize the losses normally attendant upon a liquidation.
          (d) Each of the Members shall be furnished with a statement prepared by the Company’s accountant which shall set forth the assets and liabilities of the Company as of the date of complete liquidation. Upon compliance by the Managers with the foregoing distribution plan, the Managers shall execute, acknowledge, and cause to be filed a certificate of cancellation of the Company; however, the Managers shall retain full authority to direct the escrowee in respect of the disbursement and/or distribution of the funds, if any, held by him pursuant to the provisions of subparagraph (a)(ii) of this Section 11.2.
          (e) Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and his Capital Contribution thereto and share of profits or losses thereof and shall have no recourse therefor against any other Member. No Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company, except as otherwise provided in this Agreement.
     SECTION 11.3. Compliance With Timing Requirements of Regulations. In the event the Company (or any Membership Interest) is “liquidated” within the meaning of Regulation §1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article XI to the Members who have positive Capital Accounts, after taking into account all Capital Account adjustments for the taxable year of such liquidation other than those made pursuant to Regulation §§1.704-1(b)(2)(ii)(b)(2) and (3), by the end of such taxable year or, if later, within 90 days after the date of such liquidation.
ARTICLE XII
NOTICE
     Unless otherwise specifically provided, all notices, consents, approvals, and other communications (“Notices”) required to or which may be given pursuant to this Agreement shall be in writing, sent postage prepaid by certified or registered mail, return receipt requested,

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addressed to the parties at their respective addresses herein set forth. All Notices sent in the manner aforesaid shall be deemed given two (2) business days after mailing by depositing the same in any post office or branch post office or at the time such Notice is personally delivered. Time to cure for purposes of this Agreement shall commence upon actual receipt of Notice. In the event of failure to accept delivery of Notice, time to cure of such party shall commence on the date of mailing. Any Member may change his or its address for Notices by giving the Company and the other Members notice of such changed address pursuant to the provisions of this Article XII.
ARTICLE XIII
FURTHER DOCUMENTS; CONSTRUCTION;
APPLICABLE LAW; MISCELLANEOUS
     (A) The Members shall execute such further documents and instruments as may be necessary to effectuate the terms and conditions of this Agreement including, but not limited to, all certificates required to be filed under the Law and amendments thereof, and all documents which may be required to effectuate the dissolution and liquidation of the Company. The Members intend that the Company be treated as a partnership for all income tax purposes and will file such necessary and appropriate forms in furtherance thereof.
     (B) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its principles of conflicts of law.
     (C) This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith. No covenant, representation, or condition not expressed in this Agreement shall affect or be effective to interpret, change, or restrict any express provision of this Agreement.
     (D) This Agreement may be executed in counterparts, all of which taken together shall be deemed one original.
     (E) Whenever the sense of this Agreement so requires, the masculine gender shall be deemed to include the feminine and the neuter gender and vice-versa.
     (F) All terms used herein which are defined in this Agreement shall have the meaning set forth in this Agreement, unless the context clearly indicates otherwise.
     (G) Except as otherwise specifically provided, this Agreement shall bind and inure to the benefit of the parties signatory hereto, their respective heirs, personal representatives, successors, and assigns.
     (H) The Members, for themselves and their respective successors and assigns, agree that none of them shall bring or prosecute any action or proceeding for the partition of the property of the Company or any part thereof. The provisions of this Agreement are intended to be in lieu of any right of partition, and the Members, for themselves and their respective successors and assigns, waive all such rights.

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     (I) If any provision of this Agreement or its application to any person or circumstance shall be determined finally by any court of competent jurisdiction to be invalid or unenforceable to any extent, the same is hereby declared to be severable and the remainder of this Agreement and the application of such provision to circumstances other than as so determined to be invalid or unenforceable shall not be affected hereby.
     (J) NONE OF THE PROVISIONS OF THIS AGREEMENT SHALL BE FOR THE BENEFIT OF OR ENFORCEABLE BY ANY CREDITOR OF THE COMPANY. THE PROVISIONS OF THIS AGREEMENT ARE SOLELY FOR THE PURPOSE OF DEFINING THE INTERESTS OF THE MEMBERS, INTER SE; NO OTHER PERSON, FIRM, OR ENTITY (I.E., A PARTY WHO IS NOT A SIGNATORY HERETO OR A PERMITTED SUCCESSOR TO SUCH SIGNATORY HERETO) SHALL HAVE ANY RIGHT, POWER, TITLE, OR INTEREST BY WAY OF SUBROGATION OR OTHERWISE, IN AND TO THE RIGHTS, POWERS, TITLES, AND PROVISIONS OF THIS AGREEMENT.
     (K) No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Law, and expressly do not intend hereby to form a partnership, either general or limited, under the Delaware Partnership Law. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.
     (L) This Agreement only may be amended upon the written consent of a Majority-in-Interest of the Members.
[SIGNATURES ON FOLLOWING PAGE]

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     IN WITNESS WHEREOF, the parties hereunto set their hands and seals the day and year above written.

O FAMILY BAYSHORE LLC
By:	/s/ MORTON L. OLSHAN
Morton L. Olshan, Manager

TAUBMAN INVESTMENTS LLC
By:	/s/ JEFFREY DAVIDSON
Jeffrey Davidson, Authorized Agent

Page 28 of 30 pages

FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT
OF
OTK ASSOCIATES, LLC,
a Delaware Limited Liability Company
     THIS FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this “Amendment”) is made and entered into effective as of the 27th day of February, 2008, by and between O FAMILY BAYSHORE LLC, with an office at c/o Mall Properties, Inc., 654 Madison Avenue, New York, New York 10065, and TAUBMAN INVESTMENTS LLC, with an office at 200 East Long Lake Road, P.O. Box 200, Bloomfield Hills, Michigan 48303, as the members (collectively, the “Members”) of OTK ASSOCIATES, LLC, a Delaware limited liability company (the “Company”), who agree as follows:
Recitals
     A. The undersigned Members, who comprise all of the Members of the Company, entered into a Limited Liability Company Agreement of OTK Associates, LLC effective as of January 22, 2008 (the “Agreement”).
     B. The undersigned Members now wish to amend the Agreement as set forth in this Amendment.
Amendment
     NOW THEREFORE, the Agreement is amended as follows:
1. Section 1.13 of the Agreement is deleted in its entirety and replaced with the following new Section 1.13:
     “SECTION 1.13. “Managers” mean initially Morton L. Olshan and Andrea L. Olshan designated by Olshan and A. Alfred Taubman and Robert Taubman designated by Taubman, or their respective successors, as so designated as Managers.”
2. The introductory portion of Section 6.1(b) of the Agreement (specifically, the portion preceding Section 6.1(b)(i)) is deleted in its entirety and replaced with the following new introductory portion of Section 6.1(b):
“(b) Subject to the terms of this Agreement and to any limitations imposed by this Agreement or the law, including, without limiting the foregoing, the Law, all actions taken and decisions made by the Managers shall be taken and made by, or with the written consent of, one of the Managers designated by Olshan (currently Morton L. Olshan and Andrea L. Olshan) and one of the Managers designated by

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Taubman (currently A. Alfred Taubman and Robert Taubman), including but not limited to any action or decision to:”
3. Section 6.2(a) of the Agreement is deleted in its entirety and replaced with the following new Section 6.2(a):
“Olshan hereby appoints Morton L. Olshan and Andrea L. Olshan as its designated initial Managers and Taubman hereby appoints A. Alfred Taubman and Robert Taubman as its designated initial Managers.”
4. Except as specifically set forth in this Amendment, the Agreement is ratified and affirmed.
5. This Amendment may be executed in counterparts, both of which taken together shall be deemed one original.
     IN WITNESS WHEREOF, the parties hereto make and execute this First Amendment to Limited Liability Company Agreement of OTK Associates, LLC as of the date first above written.

O FAMILY BAYSHORE LLC
By:	/s/ MORTON L. OLSHAN
Morton L. Olshan, Manager

TAUBMAN INVESTMENTS LLC
By:	/s/ JEFFREY DAVIDSON
Jeffrey Davidson, Authorized Agent

DETROIT.2983788.3

Page 30 of 30 pages